CGI Group Inc.

Management's Discussion and Analysis of Financial Position and Results of Operations

For the fourth quarter ended September 30, 2003

About CGI

Founded in 1976, CGI is the fifth largest independent information technology services firm in North America, based on its headcount. CGI and its affiliated companies employ 20,000 professionals. CGI provides end-to-end IT and business process services to clients worldwide from offices in Canada, the United States and Europe. CGI's annualized revenue run-rate is currently $2.8 billion (US$2.1 billion) and at September 30, 2003, CGI's order backlog was $12.3 billion (US$9.1 billion). CGI's shares are listed on the TSX (GIB.A) and the NYSE (GIB) and are included in the S&P/TSX Composite Index as well as the S&P/TSX Capped Information Technology and MidCap Indices.

Stock Exchanges

Toronto Stock Exchange: GIB.A
New York Stock Exchange: GIB

Shares Outstanding (September 30, 2003)

368,236,503 Class A subordinate shares
33,772,168 Class B shares

Fourth Quarter Fiscal 2003 Trading History

TSX	(CDN$)	NYSE	(US$)
Open:	$8.00	Open:	$6.02
High:	$8.58	High:	$6.26
Low:	$7.17	Low:	$5.15
Close:	$7.81	Close:	$5.77
Average Daily Trading Vol.:	825,656	Average Daily Trading Vol.:	24,270

Transfer Agent

Computershare Trust Company of Canada
1-800-564-6253

Investor Relations

Julie Creed
Vice-President, Investor Relations
Telephone: (312) 201-4803
julie.creed@cgi.com

Ronald White
Director, Investor Relations
Telephone: (514) 841-3230
ronald.white@cgi.com

www.cgi.com


CGI
people
invest in
the future

Management's Discussion and Analysis of Financial Position and Results of Operations
For the fourth quarter ended September 30, 2003

The following discussion and analysis should be read in conjunction with the Consolidated Financial Statements and notes thereto for the three months ended September 30, 2003, and with the Management's Discussion and Analysis of Financial Position and Results of Operations ("MD&A") in the fiscal 2002 annual report, including the section on risks and uncertainties. The Company's accounting policies are in accordance with Canadian generally accepted accounting principles ("GAAP"). These differ in some respects from GAAP in the United States ("US GAAP"). CGI's financial results are reconciled to US GAAP at the end of its fiscal year, and an analysis of this reconciliation is provided in its annual report. All dollar amounts are in Canadian dollars unless otherwise indicated.

Core Business, Vision and Strategy

Founded in 1976, CGI has evolved to become the largest Canadian independent information technology ("IT") services firm and the fifth largest in North America based on its headcount of 20,000 members as of September 30, 2003. CGI provides end-to-end IT services and business solutions to clients worldwide, utilizing a highly customized, cost efficient delivery model that combines its on-site and off-site operations. More specifically, our services are generally broken down as follows:

> Consulting - We act as a trusted advisor to our clients, providing a full range of IT and management consulting services, including IT strategic planning, business process engineering and systems architecture.

> Systems integration - We provide implementation services covering the full scope of today's enterprise IT environment, integrating different technologies to create IT systems that respond to clients' strategic needs. In addition to our expertise at working with leading technologies and software applications, we provide customized application development services leveraging our ISO 9001and SEI CMM certified methodologies and the option of economies from offshore development.

> Management of IT and business functions (Outsourcing) - Clients delegate entire or partial responsibility for their IT or business functions to CGI in order to achieve significant savings and access the best information technology, while retaining control over strategic IT and business functions. These contracts, typically for five to 10 years and renewable, provide revenue visibility and support performance stability. Services provided as part of an outsourcing contract may include facilities management (data centers, call centers, network and desktop services), application maintenance and support, development and integration of new projects and applications, as well as business process services including functions such as insurance policy administration, human resource and pay services, document management, and finance and accounting administration.

CGI targets clients in certain vertical markets where we have developed specialized knowledge and understanding of the trends, unique demands or regulatory changes that are specific to operating in that industry, including financial services, telecommunications, manufacturing-retail-distribution, governments, utilities and services and healthcare.

CGI's vision is to be a world-class IT and business process outsourcing ("BPO") leader helping our clients win and grow. Our mission is to help our clients with professional services of outstanding quality, competence and objectivity, delivering the best solutions in information technology, business processes and management to fully satisfy client objectives. We emphasize a culture of partnership, intrapreneurship and integrity and strive to be recognized by our clients, our members and our shareholders as one of the top pure players in IT and BPO services. We are achieving this vision by concentrating on our core competencies and by building critical mass predominantly in Canada, the United States and Europe to better serve our clients, both locally and internationally. In all we do, we will strive to seek the best equilibrium between our three key stakeholders, namely our clients, shareholders and members.

Industry research as recent as June 2003, from firms such as Gartner Group and IDC, confirms that market demand for IT and BPO is large and growing significantly. We are a dominant provider of IT and BPO services in Canada, and through a combination of organic growth and acquisitions, continue to strengthen our position in the US

Management's Discussion and Analysis of Financial Position and Results of Operations
For the fourth quarter ended September 30, 2003

outsourcing market. Our presence in the US market today is roughly at the same stage CGI was at several years ago in Canada. The strategy that we are pursuing is to replicate what we successfully applied in Canada, by becoming an end-to-end IT services provider in the US and a significant player for large outsourcing contracts.

CGI utilizes a four-pronged growth strategy that combines organic growth and acquisitions. The first growth driver, focused on organic growth, is comprised of systems integration and consulting contract wins, renewals and extensions, and outsourcing contracts valued under $50 million a year. This business is mainly identified and won at the local and regional level of our operations. Most organic growth to date has been in Canada, but we are growing our sales funnel of contract proposals more meaningfully in the US and internationally.

The second element of our growth strategy is the pursuit of large, new outsourcing contracts, valued at more than $50 million per year. Canada continues to offer tremendous untapped opportunities, but proposal activity is healthy across all regions.

The third and fourth drivers of our growth strategy focus on acquisitions – of smaller business units or niche players and of large companies, respectively. We identify niche company acquisitions through our strategic mapping program that systematically searches for companies that could strengthen our geographic presence, vertical market knowledge, or increase the richness of our service offerings. Currently, we are focused on acquisitions in high growth vertical areas, such as government services in the US as well as on expanding our BPO capabilities. Through large acquisitions, we are seeking targets in Europe and the US that will increase our geographical presence and critical mass, to further qualify us for larger outsourcing deals. In Canada, we will continue to be an IT domain consolidator of both small and large IT services companies. Important to this growth strategy is a disciplined approach to acquisitions, and focus on increasing shareholder value.

CGI's operations are managed through two lines of business ("LOB"), in addition to Corporate services, namely: Information Technology ("IT") Services and Business Process Services ("BPS"). The focus of these LOB's is as follows:

- The IT Services LOB provides a full-range of IT services, including systems integration, consulting and outsourcing, to clients located in Canada, the United States and Europe. Our professionals and facilities in India and Canada also serve US and foreign-based clients as an integral part of our offshore and near-shore delivery model.
- The BPS LOB provides a full spectrum of BPO services to its client base. Our services include end-to-end business processing for insurance companies, human resource and pay services, services to the banking, investment and financial cooperative clients, document management services, as well as finance and administration business process services.

Key Performance Indicators
In our MD&A, we provide a thorough update on numerous key performance indicators that are continuously monitored and evaluated by our executive management committee. Some of these key performance indicators include revenue growth, the mix of organic growth and acquisition growth, the mix of business by client geography, the mix of revenue coming from longer-term IT and BPO outsourcing contracts and shorter-term SI&C contracts, earnings before interest, income taxes, entity subject to significant influence and discontinued operations ("EBIT") and EBIT margins, net earnings and net earnings margins, days of sales outstanding, cash flow and free cash flow, return on equity, contract backlog, our pipeline of contract proposals that under review by potential clients and contract bookings.

Management's Discussion and Analysis of Financial Position and Results of Operations
For the fourth quarter ended September 30, 2003

Financial Review for Fourth Quarter of 2003

	Year-over-year change	**3 months ended September 30, 2003**	3 months ended September 30, 2002	3 months ended June 30, 2003	**12 months ended September 30, 2003**	12 months ended September 30, 2002
(in '000 of Canadian dollars)		$	$	$	$	$
Revenue	21.4%	694,180	571,860	716,184	2,719,695	2,169,613
Revenue excluding impact of discontinued operations		*710,038*	*571,860*	*734,039*	*2,769,160*	*2,169,613*
Costs of services, selling and administrative expenses	18.0%	572,184	484,829	598,130	2,277,500	1,842,854
Research	32.1%	6,093	4,614	5,245	22,036	17,609
Depreciation and amortization	56.2%	34,838	22,311	32,727	121,861	77,005
EBIT	34.9%	81,065	60,106	80,082	298,298	232,145
EBIT %		11.7%	10.5%	11.2%	11.0%	10.7%

Revenue

Revenue in the fourth quarter increased 21.4% to $694.2 million from revenue of $571.9 million reported in last year's fourth quarter. Contract bookings in the fourth quarter were $2.2 billion, including new contracts, extensions and renewals of $752.3 million and extensions with the BCE family of $1.5 billion. Year-over-year organic revenue growth in the quarter was 2.5% and external growth was 21.5%. The currency exchange rate, mainly between the Canadian and US dollar, impacted year-over-year growth by $14.9 million. Compared to the third quarter, revenue was impacted $23.0 million by the seasonality of summer vacations and to a lesser extent by the power outage in Ontario and parts of the US as well as by currency fluctuations.

Consistent with our decision to reevaluate all contracts and assets assumed after the acquisition of Cognicase, Inc. (Cognicase) in January 2003, we made a decision in the fourth quarter to sell certain operations representing annualized revenue of approximately $65 million. The sale of certain assets to Nexxlink, announced on October 21, 2003, represented approximately $40 million in revenue and the balance relates to non-core operations that we are in the process of selling. In line with GAAP with respect to the disposal of long-lived assets and discontinued operations, our second, third and fourth quarter fiscal 2003 results reflect financial results with and without the impact of these discontinued operations. The impact on revenue was a reduction of $15.9 million in the fourth quarter of fiscal 2003, $17.9 million in the third quarter and $15.8 million in the second. Consequently, revenue was $694.2 million in the fourth quarter, $716.2 million in the third quarter and $720.3 million in the second quarter.

Revenue for the twelve-month period ended September 30, 2003 of $2,719.7 million represented an increase of 25.4% compared with revenue for the twelve-month period ended September 30, 2002. Organic growth represented 6.5% and external growth was 19.9%. Growth rates were negatively impacted 1.0% from currency fluctuations, mostly the devaluation of the US dollar versus the Canadian dollar.

Management's Discussion and Analysis of Financial Position and Results of Operations

For the fourth quarter ended September 30, 2003

  

Contract Types	Client Geography	Targeted Verticals

A. Outsourcing 76%
  • IT Services 55%
  • BPO services 21%
B. Systems integration and consulting 24%
	A. Canada 79%
	B. US 16%
	C. All other regions 5%
		A. Financial services 43%
		B. Telecommunications19%
		C. Manufacturing, retail and distribution 14%
		D. Governments 13%
		E. Utilities and services 10%
		F. Healthcare 1%

Revenue derived from our long-term outsourcing contracts represented 76% of the total revenue in the fourth quarter, including approximately 55% from IT services and 21% from BPO services. Project oriented systems integration and consulting ("SI&C") work represented 24% of our revenue. Revenue from outsourcing was proportionately up by 3%, from 73% in the third quarter, reflecting the drop in SI&C business as a result of the higher vacation in the quarter. Our targeted mix of revenue between outsourcing contracts and SI&C contracts is 75% and 25%, respectively.

The revenue mix based on our client's geography did not change from the previous quarter. Revenue from clients based in Canada represented 79% of total revenue; clients in the US represented 16%; and clients in other regions represented 5% of revenue.

We maintained the diversification of our revenue among the industry verticals that we target with our expertise. Revenue from clients in the financial services sector represented 43% of our revenue; while telecommunications represented 19%; manufacturing, retail and distribution 14%; governments, 13%; utilities and services, 10%; and healthcare, 1%. We have grown our presence in the utilities and services, and healthcare sectors over the last year so that the telecom revenue, while generally consistent in absolute dollars, has declined as a percentage of total revenue from 25% in last year's fourth quarter to 19% in this year's fourth quarter.

In the fourth quarter, our top five clients represented 33.6% of total revenue, compared with 31.9% in the third quarter. Combined revenue attributable to numerous contracts from the BCE family of companies decreased by 1.3% between the third and the fourth quarter, to 16.6% of total revenue. This was due to the fact that on July 1, 2003, the BCE subsidiary Certen was sold to a third party and no longer qualifies as BCE revenue. We have maintained the business relationship and we continue to provide the former Certen with IT services.

Management's Discussion and Analysis of Financial Position and Results of Operations
For the fourth quarter ended September 30, 2003

Please see additional information that follows in the section entitled "Performance by Line of Business" in this MD&A.

Operating Expenses

The costs of services, selling and administrative expenses were $572.2 million in the fourth quarter or 82.4% of revenue, compared with 84.8% of revenue in the fourth quarter of last year and 83.5% in the third quarter. The decrease in the costs of services, selling and administrative expenses as a percentage of revenue versus last year is primarily due to the improved profitability of our US operations following a restructuring in 2002 and to higher profitability in Europe. The European profitability improved significantly, largely as a result better performance in the UK following recent wins and and a positive turnaround of the French business unit following the restructuring that occurred in the first two quarters of this year. The decrease in our operating costs versus the third quarter resulted from a combination of better cost management company-wide and new business in the US and Europe.

Research expenses of $6.1 million, or 0.9% of total revenue, were up by $0.8 million over last year's fourth quarter. They were 0.7% of the total revenue in the last quarter.

Total depreciation and amortization expenses were $34.8 million, an increase of $12.5 million from the same period a year ago and $2.1 million from the last quarter. This line is comprised of the depreciation and amortization of fixed assets, amortization of contract costs related to transition costs and amortization of other intangibles and other long-term assets. See Note 5 to the Consolidated Financial Statements for more details.

Depreciation and amortization of fixed assets was $13.1 million, compared with $7.5 million in the fourth quarter of fiscal 2002. The increase of $5.6 million compared to last year is a function of the additional depreciation related to fixed assets acquired through Cognicase and Underwriters Insurance Bureau (UAB), as well as a combination of amortization of the leasehold improvements of the E-Commerce Place in Montreal and depreciation for fixed assets acquired to support the operations.

Amortization of contract costs related to transition costs and amortization of contract costs and other long-term assets together increased to $21.7 million from $14.8 million in the prior year's fourth quarter. The acquisitions of Cognicase and UAB contributed to an increase of the intangible assets with definite life, and accordingly, the amortization on these intangible assets was $4.3 million for Cognicase and UAB in the quarter and explains most of the increase from last year. It was offset by an adjustment of $2.6 million following the formal valuation of the client relationships and business solutions acquired as part of the Cognicase acquisition.

Earnings Before Interest, Income Taxes, Entity Subject to Significant Influence and Discontinued operations ("EBIT")

EBIT was $81.1 million in the fourth quarter, up 34.9% over last year's fourth quarter EBIT of $60.1 million, and up sequentially by 1.2% from EBIT of $80.1 million in the third quarter. The EBIT margin increased to 11.7%, from 10.5% in last year's fourth quarter, and 11.2% in the third quarter. The year-over-year and sequential improvements follow the reduction in operating expenses as explained above, although the improvement from last year was partially offset by the depreciation and amortization of intangibles and tangible assets mainly acquired through the acquisitions of Cognicase and UAB.

Income Taxes

Our effective income tax rate in the fourth quarter was 38.9% compared with 41.6% in last year's fourth quarter and 39.1% in the third quarter. The decrease in the fourth quarter, compared with the same period in the prior year, is mainly a reflection of the decrease in the revised Canadian statutory tax rate. The decrease of 0.2% compared with the previous quarter is due to the increase in profitability of the US and UK operations. In future quarters, our effective income tax rate may vary based on the mix and performance of business by country or further changes in tax law.

Management's Discussion and Analysis of Financial Position and Results of Operations
For the fourth quarter ended September 30, 2003

Net Earnings

Net earnings from continuing operations in the fourth quarter increased 35.1% to $48.0 million over net earnings of $35.5 million in the same quarter a year ago, and increased 2.6% from comparable net earnings of $46.8 million reported in the third quarter. Earnings from discontinued operations of $0.5 million for the fourth quarter are comprised of the net earnings generated by certain assets that were sold to Nexxlink, as announced on October 21, 2003 and non-core operations that we are in the process of selling. Including results from the discontinued operations, net earnings were $48.5 million for the fourth quarter, up $12.9 million compared to the same period last year and up $1.4 million from the third quarter net earnings. Basic and diluted earnings per share of $0.12 for the quarter were up from $0.09 reported in last year's fourth quarter, and equal to the $0.12 reported in the third quarter. CGI's weighted average number of shares outstanding was up 5.7% compared with the fourth quarter of 2002, mainly due to the issuance of shares in January 2003 for the acquisition of Cognicase and up 0.2% sequentially, mainly due to the issuance of shares following the exercise of stock options.

Net earnings from continuing operations for the twelve-month period ended September 30, 2003 were $175.4 million, up 29.2% from $135.8 million reported for the fiscal year 2002. Including earnings from the discontinued operations of $2.0 million for the year, net earnings for the twelve-month period ended September 30, 2003 were $177.4 million, up $41.6 million from the fiscal year 2002. Basic and diluted earnings per share of $0.45 for fiscal 2003 were up from basic and diluted earnings per share of $0.36 posted in the same period of the previous year. Our weighted average number of shares for the year was up 4.7% compared with fiscal 2002.

Pro forma Net Earnings

Under our stock option plan, had compensation costs been determined using the fair value method at the day of grant for awards granted since October 1, 2001, our pro forma net earnings, basic and diluted earnings per share would have been $46.0 million and $0.11 respectively, for the three-month period ended September 30, 2003. Pro forma net earnings for fiscal 2003 would have been $169.2 million or $0.43 basic and diluted earnings per share, representing a difference of $0.02 with reported basic and diluted earnings per share.

Performance by Line of Business

As discussed in an earlier section, we have two LOB's: IT Services and BPS. We manage our operations, evaluate each LOB's performance and report segmented information according to this approach (see Note 7 to the Consolidated Financial Statements for the three months ended September 30, 2003). We modified our management structure to reflect, firstly, the increasing proportion of business that we derive from BPO services coming from the acquisitions of Cognicase, UAB and INSpire and secondly, the global delivery approach that we take in delivering IT services to our clients. Each of our IT Services outsourcing contracts are increasingly being delivered through a combination of business units that balance the clients' requirements for local delivery and sales support with the economies and expertise available from our global network of centers of excellence and technology centers. The delivery of these contracts across international borders mix and match the best of CGI for our clients in delivering solutions.

Management's Discussion and Analysis of Financial Position and Results of Operations

For the fourth quarter ended September 30, 2003

The comparative figures provided below have been reclassified in order to conform to the presentation adopted in 2003. The highlights for each segment in the fourth quarter are detailed below.

	3 months ended September 30, 2003	3 months ended September 30, 2002	3 months ended June 30, 2003	**12 months ended September 30, 2003**	12 months ended September 30, 2002
(in '000 of Canadian dollars)	**$**	$	$	**$**	$
Revenue					
IT Services	568,089	483,373	576,592	2,232,335	1,839,108
BPS	144,201	102,560	153,699	554,461	388,031
Intersegment eliminations	(18,110)	(14,073)	(14,107)	(67,101)	(57,526)
Total revenue	694,180	571,860	716,184	2,719,695	2,169,613
Earnings before interest, income taxes, entity subject to significant Influence and discontinued operations ("EBIT")					
IT Services	82,983	56,690	76,869	293,947	223,099
BPS	17,984	20,663	20,374	72,393	65,722
Corporate expenses and programs	(19,902)	(17,247)	(17,161)	(68,042)	(56,676)
Total EBIT	81,065	60,106	80,082	298,298	232,145

IT Services LOB

In the fourth quarter, revenue derived from the delivery of IT services was up 17.5% over last year's fourth quarter, reflecting year-over-year external growth of 15.7% and an internal growth of 3.8%. These were offset by the fluctuation of the Canadian dollar versus foreign currencies; mainly the US dollar, which negatively affected the revenue by 2.0%. Internal growth was primarily a result of new outsourcing contract wins in Canada and strong internal growth in Europe, but was offset by the impact of vacations in our SI&C business and the power outage in Ontario and parts of the US.

The IT Services LOB reported an EBIT of $83.3 million for the quarter, up 46.4% year over year and 8.4% sequentially. The acquisition of Cognicase represented 31.1% of the total year-over-year improvement. The remaining improvement in EBIT was achieved through a successful turnaround of our US and European operations, as well as improvement from various Canadian operations, including the maturity of outsourcing contracts and better cost management. The EBIT improvement was offset by the vacation in the SI&C business.

The improvement in profitability versus the third quarter, up 8.4%, is related to company-wide cost management and the actions we've taken over the last few quarters to review and improve the profitability of our operations and contracts.

BPS LOB

Revenue derived from the delivery of business process outsourcing services was up 40.6% from last year's fourth quarter reflecting external growth of 45.8%, and internal growth of 0.2%, offset by a negative currency impact on the BPS revenue of approximately 5.4%. The external growth represents our acquisitions of UAB, Cognicase and the assets of INSpire. Internal growth was negatively affected by softness in certain BPS services delivered to the Healthcare vertical in the US, specifically medical claims recovery services, which is largely related to difficult economic conditions, and management consulting. We have subsequently scaled back the scope of

Management's Discussion and Analysis of Financial Position and Results of Operations
For the fourth quarter ended September 30, 2003

management consulting services to the healthcare sector that we provide in the US. Revenue was down 6.2% sequentially, mainly as a result of the softness in the BPS services delivered to several of our Healthcare clients as noted above.

The BPS LOB reported EBIT of $18.0 million, down 13.0% year-over-year and down 11.7% sequentially. The EBIT margin was 12.5% for the quarter, down from 13.3% in the previous quarter and from 20.1% in the same quarter a year ago. Year-over-year, the good EBIT contribution from the former UAB and INSpire operations was offset by a decline in the level of medical claims recovery services performed for several healthcare clients and health related management consulting. The decrease in EBIT in comparison to EBIT in the third quarter also reflects a one-time gain realized from the renegotiation of a client contract that was included in the third quarter.

In September 2003, Mr. Clarence J. Chandran was hired to lead the BPS group beginning on November 1, 2003.

Review of Balance Sheet
A discussion follows on line items of the balance sheet for which there were significant variances when compared to the balance sheet on June 30, 2003.

At September 30, 2003, cash and cash equivalents were $83.5 million, down $43.1 million compared with June 30, 2003. This decrease primarily reflects the repayment of $90.0 million on our credit facilities and the payment for the technology assets acquired from Canada Post earlier in the year for $47.0 million. Because cash provided by continuing operating activities was strong during the fourth quarter, the net decrease in the cash balance was attenuated. A more detailed discussion of the cash and cash equivalents variance can be found in the "Analysis of Financial Condition and Cash Flows" further in this MD&A.

At the end of the quarter, accounts receivable and work in progress were $562.3 million, representing an increase of $9.6 million compared to $552.7 million at June 30, 2003. Our ratio of days of sales outstanding ("DSO") was unchanged at 50 days, compared to June 30, 2003.

Prepaid expenses and other short term assets decreased by $6.9 million at the end of the quarter, mainly due to some short-term prepayment maintenance service contracts, short-term software licenses and insurance costs being amortized during the quarter. A factor explaining the decrease is that in the first quarter, Innovapost (CGI's joint venture with Canada Post) bought certain assets from Canada Post and sold them back to them through a 50-month financing lease agreement. The current portion of these lease payments was in prepaid expenses and other current assets since the beginning of the agreement, November 1, 2002, because the purchase price of these assets was still outstanding to Canada Post. Canada Post paid Innovapost in the fourth quarter, for the lease payments of the first 11 months of the agreement, thus decreasing the prepaid expenses and other current assets by $10.3 million. An amount of $11.6 million, representing the current portion, is included in the prepaid expenses and other current assets as at September 30, 2003.

Following the sale of assets to NexxLink in October 2003 and the non-core operations that we are in the process of selling, the related assets and liabilities were transferred to "Assets of businesses held for sale" and "Liabilities of businesses held for sale". As the assets will be sold, this line item will decrease in the coming quarters.

The net book value of fixed assets decreased to $144.9 million from $150.4 million at the end of June. This reduction reflected the quarterly depreciation and amortization of $13.1 million, offset by an additional investment of $3.6 million spent on leasehold improvements for the fit-up of the new offices at E-Commerce Place in Montreal and to other CGI facilities.

Management's Discussion and Analysis of Financial Position and Results of Operations
For the fourth quarter ended September 30, 2003

Starting September 30, 2003 CGI has adopted a new presentation for the item previously named "Contract costs and other long-term assets." Following this new segregation, internal software, business solutions, software licenses, customer relationships and other long-term assets (including our long-term portion of a net investment in a direct financing lease and an investment in an entity subject to significant influence) are now included in the "Other intangibles and other long-term assets" line. "Contract costs" are now comprised solely of transition costs incurred during transition periods on long-term outsourcing contracts and incentives granted to clients upon signature of long-term outsourcing contracts. Additionally, internal software that was included in "Fixed assets" was reclassified to "Other intangibles and other long-term assets."

Contract costs decreased by $3.5 million, to $256.3 million, from $259.8 million at June 30, 2003. The decrease in contract costs includes the quarterly amortization of $8.8 million, including the portion applied as a reduction of revenue. It was offset by the investments for the transition costs incurred with some outsourcing clients, such as Canada Post, during the quarter.

Other intangibles and other long-term assets were at $392.1 million, a decrease of $34.9 million from $426.9 million as of June 30, 2003. The main reason for this decrease relates to the conclusion of the formal valuation of the definite life intangible assets that we acquired from Cognicase on January 13, 2003. These definite life intangibles, comprising of customer relationships and business solutions developed for clients, were valued at $122.0 million, a reduction of $23.0 million from the previous quarter. It also includes some licenses bought for our outsourcing clients and investments in certain business solutions, which are being developed for our clients, as well an amount of $1.6 million for the continued development of our internal software. In addition, during the quarter, we further reviewed the purchase price allocation for UAB and subsequently decreased the value of the other intangibles by $5.0 million.

We have $1.4 billion of goodwill on our balance sheet that is comprised of the excess of the purchase price over the fair values of the net assets for our past acquisitions. In 2002, the revised accounting standards on goodwill required that we review the goodwill for impairment on an annual basis. We completed our fiscal year 2003 impairment test for the carrying value of our goodwill, under both the previous and current management structures, and concluded that no impairment charge was required. The increase of $21.6 million since the end of June 2003 resulted from the adjustment of the Cognicase definite life intangibles (as discussed previously in and other intangibles and other long-term assets), which increased the goodwill by an additional $15.0 million (net of the deferred taxes). There was also an increase of $9.1 million, net of deferred taxes, for the integration provision of Cognicase for the closure of facilities following a more detailed review of the plan but it was partly offset by a reduction in the Inspire integration provision of $2.8 million. Finally, the review of the purchase price allocation for UAB increased the goodwill by $9.4 million.

Accounts payable and accrued liabilities, and accrued compensation together decreased by $32.3 million in the fourth quarter. There were several factors explaining the decrease. The first was the payment by Innovapost to Canada Post for certain assets, which impacted CGI's accounts payable in the proportion of its ownership in Innovapost (49.0%), or $47.3 million as at September 30, 2003. This liability was in the accounts payable and accrued liabilities since November 1, 2002, which was the agreement date for the sale of these assets between Canada Post and Innovapost. The review of the purchase price allocation of UAB during the quarter also increased the accrued liabilities by $5.0 million. As well, the integration provision for Cognicase was increased by $13.9 million reflecting an update to the estimate for costs related to the closure of facilities offset by the expenditures of $4.9 million made in the quarter with respect to severance expenses and facility closures. The variance of the accrued compensation balance came mainly from three factors. The most significant one was an $18.0 million decrease in the vacation bank during the fourth quarter, when most of our members took their vacations. These were partially offset by the quarterly increase in the provision for the profit sharing plan, which will be paid to CGI members over the two next quarters based on certain performance metrics being met. In addition there were seven days of accrued payroll at the end of September compared to two at the end of June, which contributed to the increase of this liability.

Management's Discussion and Analysis of Financial Position and Results of Operations
For the fourth quarter ended September 30, 2003

Deferred revenue of $70.3 million was down $5.3 million compared with the end of the third quarter, reflecting lower advance payments received from our outsourcing clients before October 1, 2003, for work to be performed. Deferred revenue may fluctuate from quarter-to-quarter depending on the timing of payments received from our outsourcing clients.

The short-term future income tax liability increased by $8.7 million since June 30, 2003, representing tax credits accrued this quarter, which are taxable when received, but deferred until they are actually received, which will be in the next fiscal year.

Long-term debt, short and long-term portions, together decreased by $74.9 million in the fourth quarter reflecting the reimbursement made during the quarter of $90.0 million to our credit facilities. It was offset by debt assumed by Innovapost to finance the payment of certain assets to Canada Post. The balance of the decrease over the previous quarter reflects the payment of capital leases and the payment of purchase prices balances for acquisitions made by Cognicase prior to January 13, 2003.

Analysis of Financial Condition and Cash Flows

	3 months ended September 30, 2003	3 months ended September 30, 2002	3 months ended June 30, 2003
(in '000 of Canadian dollars)	**$**	$	$
Net earnings from continuing operations	**47,984**	35,524	46,758
Adjustments for:			
Depreciation and amortization expenses	**41,622**	28,522	39,623
Deferred credits and other long-term liabilities	**(3,675)**	(12,209)	(4,714)
Future income taxes	**25,373**	17,139	(925)
Foreign exchange loss	**1,475**	763	654
Entity subject to significant influence	**(295)**	-	-
Net change in non-cash working capital items	**(9,813)**	(18,240)	35,703
Cash provided by continuing operating activities	**102,671**	51,499	117,099
Cash used in continuing investing activities	**(75,037)**	(38,337)	(37,087)
Cash used in continuing financing activities	**(74,620)**	(32,917)	(12,776)
Effect of change on cash and cash equivalents of continuing operations	**1,900**	1,049	141
Net (decrease) increase in cash and cash equivalents from continuing operations	**(45,086)**	(18,706)	67,377
Net cash and cash equivalents provided by discontinued operations	**2,031**	-	1,044

Cash provided by continuing operating activities generated $102.7 million in the fourth quarter, compared to $117.1 million in the third quarter of fiscal 2003. The decrease primarily resulted from a reduction in the net change of non-cash working capital items of $45.5 million, from $35.7 million in the third quarter to negative $9.8 million in the fourth quarter. This was offset by an increase in the cash provided by the change in the future income taxes since June 30, 2003 of $26.3 million. The decrease in non-cash working capital items was principally a function of $36.7 million received during the last quarter for E-Commerce Place tax credits and this quarter, by $18.0 million consumed from the vacations bank, as well as an increase in the work in progress of $14.2 million. These were offset by a higher payroll liability as at September 30, 2003 than at June 30, 2003. The future income taxes adjustment of $25.4 million was mainly caused by the tax impact of the adjustment to Cognicase's definite life intangibles and the deferred taxes on the tax credits accrued in the quarter.

Management's Discussion and Analysis of Financial Position and Results of Operations

For the fourth quarter ended September 30, 2003

Cash flow from continuing operating activities could vary significantly from quarter to quarter depending on the timing of various tax credit payments received, the payment of our profit sharing plan to members if certain financial targets are met, the timing of monthly payments received from large outsourcing clients, as well as the cash requirements associated with large acquisitions.

Continuing investing activities required $75.0 million of cash in the fourth quarter. Mainly, we invested $6.7 million in contract costs and $63.0 million in other intangibles and other long-term assets. The most significant investment, in the other intangibles and other long-term assets, was for certain assets acquired by Innovapost discussed earlier in the "Review of the balance sheet" section. This transaction was originally treated as a non-cash item in the first quarter since the assets were not paid for when purchased. Therefore, when the payment was made this quarter, $47.3 million was reflected as the investment in other intangibles and other long-term assets. It should be noted that Innovapost, acting as a lessor, leases these same assets back to Canada Post. The lump-sum payment received under this lease for the period since the beginning of the agreement, November 1, 2002, is indicated on the line "Decrease of contract costs and other long-term assets," and represents the total of the $10.3 million. The remaining of the $63.0 million of investment in other intangibles and other long-term assets was comprised of software licenses bought for our outsourcing clients and some business solutions development. Finally, some deferred charges comprised of long-term maintenance contracts, principally, were capitalized during the quarter, for $5.5 million. The investment of contract costs, of $6.7 million, included the capitalization of transition costs, mainly for the Canada Post outsourcing contract (through Innovapost). The amount for business acquisitions of $4.0 million reflects our investment in AGTI for $1.6 million and an amount of $2.2 million that was related to an adjustment done to the opening balance sheet of Cognicase. The purchase of fixed assets was $11.8 million and is mostly related to the continued investment made for the leasehold improvements to our facilities in the E-Commerce Place, in Montreal, and to other CGI facilities for a total of $3.6 million. Also, computer equipment that was purchased totaled $2.7 million, of which $1.1 million was for the equipment acquired as part of the outsourcing contract with Bombardier.

As for continuing financing activities, the cash used represented $74.6 million. In the fourth quarter, we reimbursed $90.0 million of the credit facilities while Innovapost contracted debt for the payment of the information system and technology assets. CGI's portion of the Innovapost debt represented $18.9 million. The remaining variance was related to the settlement of some purchase price balances for business acquisitions made by Cognicase before January 13, 2003 and for the repayment of capital leases in the quarter.

	3 months ended September 30, 2003	3 months ended September 30, 2002	3 months ended June 30, 2003
(in '000 of Canadian dollars)	$	$	$
Cash provided by continuing operating activities	102,671	51,499	117,099
Cash used for the purchase of fixed assets	11,772	7,594	21,166
Free cash-flow*	90,899	43,905	95,933

*: We define free cash flow, which is a non-GAAP measure, as net cash provided by continuing operating activities, less purchase of fixed assets.

Free cash flow decreased to $90.9 million compared with $95.9 million during the last quarter. Free cash flow for three months ended September 30, 2003 reflects cash provided by operating activities of $102.7 million, less fixed asset additions of $11.8 million. We report free cash flow to enable investors to differentiate between cash generated by our ongoing business operations and cash generated or used by events or transactions unrelated to those ongoing operations. Our free cash flow could vary

Management's Discussion and Analysis of Financial Position and Results of Operations

For the fourth quarter ended September 30, 2003

significantly from quarter to quarter based on the factors we outlined above that affect cash flow from continuing operating activities as well as the varying requirements that necessitate the purchase of fixed assets.

Liquidities and Other Financial Resources*

	Total Commitment	Available at September 30, 2003	Outstanding at September 30, 2003
(in '000 of Canadian dollars)	$	$	$
Cash and cash equivalents	n/a	83,500	n/a
Unsecured syndicated credit facilities	515,000	285,500	229,500
Lines of credit (Bank of Montreal)	25,000	25,000	0
Other	2,700	2,700	0

* Excluding any existing credit facility under non-majority owned entities

Our balance sheet and cash position, together with bank lines, are sufficient to support our growth strategy.

At September 30, 2003, cash and cash equivalents were $83.5 million and the total credit facilities available was $313.2 million compared with a cash and cash equivalents balance of $126.6 million and available credit facilities of $223.4 million at June 30, 2003. Cash and cash equivalents decreased by $43.1 million as a result of lower cash flow from continuing operating activities, higher investments in contract costs, other intangibles and other long-term assets, and the reimbursement of $90.0 million of the credit facilities. More detailed explanations are provided in the "Analysis of Financial condition and Cash Flows" section of this document.

The bank credit facilities contain certain covenants, which require us to maintain specific financial ratios. As at September 30, 2003, we met all of these ratios. We continuously review our cash management and financing strategy in order to optimize the usage of funds generated from the operations and could modify the current structure if we felt it was beneficial to the company.

Selected Measures of Liquidity and Capital Resources

	September 30, 2003	September 30, 2002	June 30, 2003
Working capital (in '000 of Canadian dollars)	199,312	202,212	210,887
Current ratio	1.33:1	1.55:1	1.34:1
Shareholders' equity per common share (in Canadian cents)	4.93	4.68	4.81
Days of sales outstanding	50	50	50

Working capital, and consequently the current ratio, have decreased since June 30, 2003, due to the decrease in cash and cash equivalents (as explained in the section "Analysis of Financial Condition and Cash Flows"), primarily due to the repayment of the $90.0 million against the credit facilities. The current ratio as at September 30, 2003 of 1.33:1 demonstrates the capacity of CGI to meet its current liabilities.

Management's Discussion and Analysis of Financial Position and Results of Operations

For the fourth quarter ended September 30, 2003

The shareholders' equity per common share, based on 402,008,671 total shares outstanding at September 30, 2003, was up compared to June 30, 2003, driven by the net earnings reported in the fourth quarter combined with the fact that the foreign currency translation adjustment account did not vary significantly since June 30, 2003.

Capability to Deliver Results

We believe that we have the capital resources and liquidity necessary to meet our commitments and existing obligations and to finance our operations. We also believe that we have the required non-capital resources necessary to achieve our goals for continued growth, including a strong management team with a very low historical turnover rate, sophisticated frameworks for ongoing managerial training, and quality processes that help us integrate new members as part of large outsourcing contract wins or acquisitions.

Risks and Uncertainties

While we are confident about our long-term prospects, the following risks and uncertainties would affect our ability to achieve our strategic vision and objectives for growth and should be considered when evaluating our potential as an investment:

The competition for contracts—CGI has a disciplined approach to the management of all aspects of our business, with an increasing proportion of our operations codified under ISO 9001 certified processes and in corporate manuals. These processes were developed to help us ensure that our employees deliver services consistently according to our high standards and they are based on strong values underlying our client-focused culture. These processes have contributed to CGI's high contract win rate and renewal rate to date. Additionally, we have developed a deep strategic understanding of the six economic sectors we target, and this helps enhance our competitive position. CGI is the dominant provider of IT and BPO services in Canada, and through a combination of organic growth and acquisitions, continue to strengthen our position in the US outsourcing markets. We intend to replicate the strategy that we successfully applied in Canada, by becoming an end-to-end IT services provider in the US and a significant player for large outsourcing contracts. We have made good progress in growing our revenue from the US and internationally over the last three years and expect this trend to continue. However, the market for new IT and BPO contracts remains very competitive and there can be no assurances that we will continue to compete successfully.

Difficulties in executing our acquisition strategy - A significant part of our growth strategy is dependent on our ability to continue acquiring niche acquisitions to increase the breadth and depth of our service offerings as well as large acquisitions to increase our critical mass in the US and Europe, specifically. We cannot, however, make any assurances that we will be able to identify any potential acquisition candidates, consummate any additional acquisitions, or that any future acquisitions will be successfully integrated into CGI's operations and provide the tangible value that had been expected. Without additional acquisitions, we are unlikely to maintain our historic or expected growth rates.

The long sales cycle for major outsourcing contracts—The average sales cycle for large outsourcing contracts typically ranges from 6 to 18 months, with some extending over 24 months. If current market conditions prevail or worsen, the average sales cycle could become even longer, thus affecting our ability to meet our growth targets.

Foreign currency risk—The increased international business volume could expose CGI to greater foreign currency exchange risks, which could adversely impact our operating results. We have a hedging strategy in place to protect ourself, to the extent possible, against foreign currency exposure. Other than the use of financial products to deliver on our hedging strategy, we do not trade derivative financial instruments.

Business mix variations—The revenue that we generate from shorter-term systems integration and consulting projects, versus revenue from long-term outsourcing contracts, will fluctuate at times, affected by acquisitions or other transactions. An increased exposure to revenue from SI&C projects may result in greater quarterly revenue variations. However, our long-term goal is to generate approximately 75% of our overall revenues from long-term outsourcing contracts, thus ensuring greater revenue visibility and predictability.

The availability and cost of qualified IT professionals—The high growth of the IT industry results in strong demand for qualified individuals. Over the years, we have been able to successfully staff for our needs thanks to our solid culture, strong values and emphasis on career development, as well as performance-driven remuneration. In addition, we have implemented a comprehensive program aimed at attracting and retaining qualified and dedicated professionals and today, we believe that we are considered to be a preferred employer in the IT services industry. We also secure access to additional qualified professionals through outsourcing contract wins and business acquisitions.

The ability to successfully integrate business acquisitions and the operations of IT outsourcing clients—The integration of acquired operations has become a core competency for us as we have acquired more than 50 companies since our inception. Our disciplined approach to management, largely based on our ISO 9001 certified management frameworks, has been an important factor in the successful integration of human resources of acquired companies and the IT operations of outsourcing clients. As at September 30, 2003, the vast majority of our operations have received ISO 9001 certification.

The ability to continue developing and expanding service offerings to address emerging business demand and technology trends—CGI remains at the forefront of developments in the IT services industry, thus ensuring that we can meet the evolving needs of our clients. We achieved this expertise as a result of our specialization in six targeted economic sectors, our non-exclusive commercial alliances with hardware and software vendors and strategic alliances with major partners, our development of proprietary IT solutions to meet the needs of our clients; regular training and sharing of professional expertise across our network of offices; and business acquisitions that provide specific knowledge or added geographic coverage.

Material developments regarding major commercial clients resulting from such causes as changes in financial condition, mergers or business acquisitions—With the exception of BCE Inc., its subsidiaries and affiliates, no one company or group of related companies represents more than 10% of our total revenue.

Early termination risk—If we failed to deliver our services according to contractual agreements, some of our clients could elect to terminate contracts before their agreed expiry date. We have a strong record of successfully meeting or exceeding our clients' needs. We take a professional approach to business, and our contracts are written to clearly identify the scope of our responsibilities and to minimize risks. In addition, a number of our outsourcing contractual agreements have change of control clauses according to which a change in control of CGI could lead to a termination of the said agreements.

Credit risk concentration with respect to trade receivables—We generate a significant portion of our revenue from one of our large shareholder's subsidiaries and affiliates, namely BCE Inc. However, it is our belief that we are not subject to any significant credit risk, especially in view of our large and diversified client base.

Guarantees risk—In the normal course of business, we enter into agreements that may provide for indemnification and guarantees to counterparties in transactions such as consulting and outsourcing services, business divestitures, lease agreements and financial obligations. These indemnification undertakings and guarantees may require us to compensate counterparties for costs and losses incurred as a result of various events, including breaches of representations and warranties, intellectual property right infringement, claims that may arise while providing services, or as a result of litigation that may be suffered by counterparties.

Government tax credits risk—If measures announced in the last Quebec provincial budget are applied, an acquisition of control of CGI could translate into a loss of provincial tax credits related to E-Commerce Place, the Cité Multimédia, the Carrefour de la nouvelle économie in Saguenay and the Carrefour national des nouvelles technologies de Québec (CNNTQ).

Management's Discussion and Analysis of Financial Position and Results of Operations
For the fourth quarter ended September 30, 2003

Outlook

Our growth strategy is driven by a balanced mix of organic growth through smaller contracts and project wins, organic growth through large outsourcing contract wins, acquisitions and equity investments at the business unit level and large acquisitions.

We will continue to leverage our competitive differentiators in order to secure new IT and business process outsourcing contracts. Additionally, we are active in reviewing potential acquisition candidates to increase our critical mass in the US and Europe, and will continue to act as an IT domain consolidator in Canada. We believe that there are many acquisition opportunities available, but are committed to certain financial, operational and cultural criteria, and will not sacrifice these for short term or potential gain.

Based on information known today about current market conditions and demand, we anticipate base revenue and earnings per share growth ranging between 8% and 17% for fiscal 2004. This guidance is based on what is known today about current market conditions and the fluctuation of currency exchange rates. It excludes the impact of other acquisitions or large outsourcing contracts contributing more than $100 million per year in revenue.

Integrity of Disclosure

CGI's management assumes the responsibility for the existence of appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable. The Board of Directors' duties include the assessment of the integrity of the Company's internal control and information system.

The Audit and Risk Management Committee of CGI is composed entirely of unrelated directors who meet the independence and experience requirements of the New York Stock Exchange and the Toronto Stock Exchange. The responsibilities of the Audit and Risk Management Committee of CGI include (a) the review of all public disclosure documents containing audited or unaudited financial information concerning CGI, (b) the review and assessment of the effectiveness of CGI's accounting policies and practices concerning financial reporting, (c) the review and monitoring of CGI's internal control procedures, programs and policies and assessment of the adequacy and effectiveness thereof, (d) recommendation to the Board of Directors of CGI on the appointment of external auditors, assertion of the independence thereof, review of the terms of engagement thereof and ongoing discussions therewith, (e) the review of the audit procedures, and (f) such other responsibilities usually attributed to audit committees or as directed by the Board of Directors of CGI.

Legal Proceedings

From time to time, the Company is involved in various litigation matters arising in the ordinary course of its business. The Company has no reason to believe that the disposition of any such current matters could reasonably be expected to have a material adverse impact on CGI's financial position, results of operations, or the ability to carry on any of its business activities.

Forward-looking Statements

All statements in this MD&A that do not directly and exclusively relate to historical facts constitute "forward-looking statements" within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements represent CGI Group Inc.'s intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond our control. These factors could cause actual results to differ materially from such forward-looking statements.

Management's Discussion and Analysis of Financial Position and Results of Operations
For the fourth quarter ended September 30, 2003

These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the MD&A in CGI Group Inc.'s Annual Report or Form 40-F filed with the U.S. Securities and Exchange Commissions, the Company's Annual Information Form filed with the Canadian securities authorities, as well as assumptions regarding the foregoing. The words "believe", "estimate", "expect", "intend", "anticipate", "foresee", "plan", and similar expressions and variations thereof, identify certain of such forward-looking statements, which speak only as of the date on which they are made. In particular, statements relating to future growth are forward-looking statements. We disclaim any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.